UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026
Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Compugen Ltd.

On February 12, 2026, Compugen Ltd. (the “Company”) issued a press release announcing the appointment of Michele Holcomb, Ph.D., as a new independent director, a copy of which is furnished as Exhibit 99.1 (the “Press Release”) to this Report on Form 6-K and incorporated by reference herein.

Following her appointment, effective February 11, 2026, Dr. Michele Holcomb will hold office until immediately following the annual general meeting of the Company’s shareholders for 2026 and until her respective successor has been elected, or until her office is vacated earlier in accordance with the provisions of the Companies Law and the Articles.

With the exception of the second, third, and fourth paragraphs in the Press Release, the information incorporated by reference, and included, in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-270985.

Exhibit
Number	Description of Exhibit

99.1	Press Release dated February 12, 2026 – “Compugen Announces the Appointment of Michele Holcomb, Ph.D., to its Board of Directors”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: February 12, 2026	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel